Exhibit 1

          The shares of common stock of CanArgo Energy Corporation reported on this Schedule are held by JKX Nederland B.V., an indirect wholly-owned subsidiary of JKX Oil & Gas plc organized under the laws of The Netherlands. The principal executive offices of JKX Nederland B.V. are at Aert van Nesstraat 45, 4th Floor, 3012 CA, Rotterdam, The Netherlands.